Porter Bancorp, Inc.

2500 Eastpoint Parkway

Louisville, Kentucky 40223

December 16, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Attention:	Justin T. Dobbie
Attorney-Advisor

Re:	Porter Bancorp, Inc.
Application to withdraw Registration Statement on Form S-4
(File No. 333-162638)

Dear Mr. Dobbie:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Porter Bancorp, Inc. (“Porter”) hereby applies to withdraw its Form S-4 registration statement (Reg. No. 333-162638).

On December 14, 2009, Porter terminated its offer to exchange for each of the outstanding shares of common stock of Citizens First Corporation, at the election of each shareholder, (i) $9.00 in cash, (ii) 0.5686 shares of Porter common stock, or (iii) $4.50 in cash and 0.2843 shares of Porter common stock. The registration statement related to the shares of Porter common stock that would have been issued upon completion of the exchange offer.

No shares of Porter common stock were sold in connection with the exchange offer, and the tendered shares of common stock of Citizens First Corporation are being promptly returned to the shareholders.

Please call me at (859) 225-5375 or our counsel, Alan K. MacDonald of Frost Brown Todd LLC (telephone 502.568.0277) if you have any questions or require any further information with respect to these matters.

Sincerely,

By: /s/ C. Bradford Harris

C. Bradford Harris
Executive Vice President and Corporate General Counsel